Exhibit 99.12

SYNCHRONOSS TECHNOLOGIES, INC.

200 Crossing Blvd.

Bridgewater, NJ 08807

June 24, 2021

Silver Private Holdings I, LLC

c/o Siris Capital Group, LLC

601 Lexington Ave., 59th Floor

New York, NY 10022

Re:	Stockholder Consent

Ladies and Gentlemen:

We are writing to request your consent to certain matters set forth in the enclosed Action by Written Consent by the Holder of Series A Convertible Participating Perpetual Preferred Stock of Synchronoss Technologies, Inc. (the “Stockholder Consent”). Capitalized terms used herein but not defined have meanings ascribed to them in the Stockholder Consent.

The Company hereby covenants and agrees that the proceeds of the Financing Transactions shall be used to redeem in full the Series A Preferred Stock and to pay in full the other amounts due (without regard to any payment grace period ) to Siris pursuant to the Advisory Agreement. The Company also agrees that it will not amend the terms of the Financing Transactions unless such amendment does not adversely affect Siris, and in any event such amendment does not amend conditionality or lower the amount of financing below the amount needed for the Company to pay the Full Repayment Amount. The Company agrees that the Stockholder Consent is delivered by you on the basis, and subject to the condition subsequent, that the Full Repayment Amount is received simultaneously with the closing of the Financing Transactions. Failing such condition, it is deemed void ab initio.

The Company will provide Siris and its counsel a reasonable opportunity to review and comment on any portions of the registration statement or other SEC filings or public statements which include references to Siris, the Series A Preferred Stock designees on the Company’s board or the Stockholder Consent, and will consider in good faith any comments provided.

The Company agrees to use best efforts to enforce the obligations of B. Riley Securities, Inc. (“B. Riley”) to the Company under Section 1(a) of that certain engagement agreement dated June 21, 2021 between the Company and B. Riley. The Company further agrees to use best efforts to enforce the obligations of B. Riley to the Company under (i) the underwriting agreement relating to the Common Offering, (ii) the underwriting agreement relating to the Bond Offering, and (iii) the Series B preferred stock purchase agreement relating to the Preferred Offering, in each case following the execution of such agreement by the Company and B. Riley.

In the event the Financing Transactions do not close, the Company will reimburse Siris for its out-of-pocket fees and expenses incurred in connection with its review of the Stockholder Consent, in an amount not to exceed $100,000.

Silver Private Holdings I, LLC

June 24, 2021

Please acknowledge your receipt and agreement with the foregoing by signing below.

Very truly yours,

SYNCHRONOSS TECHNOLOGIES, INC.

By:	/s/ Jeff Miller

Name:	Jeff Miller
Title:	Chief Executive Officer

Enclosure

Acknowledged and agreed:

SILVER PRIVATE HOLDINGS I, LLC

By: Silver Private Investments, LLC, its sole member

By:	/s/ Peter Berger

Name:	Peter Berger
Title:	Authorized Signatory